FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of April, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X      Form 40-F
                                   -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                               Yes          No  X
                                  -----       -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC



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This Form 6-K consists of:

The announced approval of share reform proposal of Huaneng Power International Inc. (the "Registrant") by the Ministry of Commerce of the People's Republic of China, made by the Registrant in English on April 12, 2006.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                               HUANENG POWER INTERNATIONAL, INC.



                               By /s/ Huang Long
                                 ---------------




                               Name:    Huang Long

                               Title:   Company Secretary



Date:    April 12, 2006


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                               [GRAPHIC OMITTED]

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

                               (Stock Code: 902)

                        OVERSEAS REGULATORY ANNOUNCEMENT
           Share Reform Proposal Approved by the Ministry of Commerce

This announcement is made by Huaneng Power International, Inc. (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. This announcement will also be made in Shanghai at the same time.

The Company has received from the Ministry of Commerce of the People's Republic of China (the "MOC") a reply that the change of shareholding structure of the Company resulted from the share reform has been approved by the MOC.

                                                      By Order of the Board
                                                            Huang Long
                                                           Vice Chairman

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                               Qian Zhongwei
(Executive Director)                      (Independent non-executive director)
Huang Yongda                              Xia Donglin
(Non-Executive Director)                  (Independent non-executive director)
Na Xizhi                                  Liu Jipeng
(Executive Director)                      (Independent non-executive director)
Huang Long                                Wu Yusheng
(Executive Director)                      (Independent non-executive director)
Wu Dawei                                  Yu Ning
(Non-executive Director)                  (Independent non-executive director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)


Beijing, the PRC
12th April 2006